Almaden Minerals Ltd.

1103-750 West Pender St. Vancouver, B.C., Canada V6C 2T8 ph. 604 689-7644 facs. 604 689-7645

NEWS RELEASE  November 23, 2005

Trading Symbol: AMM -TSX

www.almadenminerals.com

Campanario Project, Mexico Optioned to Consolidated Spire Ventures

Almaden Minerals Ltd. (Almaden) is pleased to announce that it has optioned it’s 100% owned Campanario property, located in Oaxaca State, to Consolidated Spire Ventures Ltd. (“Spire”) under terms whereby Spire can earn a 60% interest in the property from Almaden through exploration spending and share issuances to Almaden. The Campanario property was identified and acquired entirely by staking during a reconnaissance program carried out by Almaden in 2004. The claim staked by Almaden covers a roughly 10,003 hectare area, free of any other mineral title.

To date only a very preliminary exploration program has been carried on the Campanario property. The property covers several ridges where outcrop and subcrop of a breccia body has been identified. The breccia consists of fragments of various rocks types but dominated by fine-grained quartz-feldspar porphyry clasts that are variably sized and shaped. The fragments are silicified, adularised, clay altered and quartz-veined. The matrix of the breccia consists of quartz and pyrite and the breccia itself is extensively crosscut by a stockwork of pyrite-bearing quartz veining. The breccia body has been traced in outcrop to be at least 150 by 150 meters in size however, float of breccia material suggests that the body or bodies of breccia may encompass a much larger area. The work program has consisted of the collection of 18 rock-chip samples of subcrop and float that have ranged from 7 to 3,590 ppb (parts per billion; 1000 parts per billion is equivalent to 1 parts per million or 1 gram per tonne) gold and averaged 409 ppb gold. A preliminary four line soil sampling program was carried on 100 meter spaced lines with samples taken every 25 meters. The samples have returned gold values from 10 to 525 ppb gold, averaging 65 ppb gold. A greater than 100 ppb gold anomaly that remains open and appears to be expanding in size was identified in the southern most two lines of soil samples.

Spire has initiated a further program of rock and soil sampling and geologic mapping and an induced polarization (IP) geophysical survey in order to better define the breccia zone and the soil anomaly. Work will commence before the end of 2005.

Samples were collected under the supervision of Morgan Poliquin, P.Eng., a Director of the Company, Greg Thomson, P.Geo., and Andris Kikauka, the qualified person on the project under the meaning of National Instrument 43-101. Sampled were analysed at ALS Chemex Labs of North Vancouver, B.C., using conventional fire assay, and inductively coupled plasma atomic emission spectroscopy (ICP).

Almaden currently has 15 active joint ventures, including 10 in which other companies are carrying all costs in order to earn an interest in the projects. Almaden will continue with its successful business model of identifying exciting new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies explore and develop our projects in return for the right to earn an interest in them.

ON BEHALF OF THE BOARD OF DIRECTORS

“Morgan J. Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.